SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Destination Maternity Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
25065D100
(CUSIP Number)
Nathan G. Miller
347 Lukes Wood Road
New Canaan, CT 06840
(917) 826-0482

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 24, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25065D100

1	NAME OF REPORTING PERSON Nathan G. Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,136,727
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,136,727
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,727
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*
The percentage calculations herein are based upon an aggregate of 15,004,667 shares of common stock, par value $0.01 per share, of Destination Maternity Corporation, outstanding as of April 20, 2018, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 23, 2018. The share amounts reported above do not reflect any DM Common Stock the Reporting Persons may be deemed to beneficially own as a result of membership in a “group” and each of the Reporting Persons expressly disclaim beneficial ownership of securities owned by the other Reporting Persons unless otherwise noted herein.

CUSIP No. 25065D100

1	NAME OF REPORTING PERSON Peter O’Malley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 143,106
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 143,106
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,106
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*
The percentage calculations herein are based upon an aggregate of 15,004,667 shares of common stock, par value $0.01 per share, of Destination Maternity Corporation, outstanding as of April 20, 2018, as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 23, 2018. The share amounts reported above do not reflect any DM Common Stock the Reporting Persons may be deemed to beneficially own as a result of membership in a “group” and each of the Reporting Persons expressly disclaim beneficial ownership of securities owned by the other Reporting Persons unless otherwise noted herein.

This amendment No. 7 to Schedule 13D (this “Amendment No. 7”) relates to the Schedule 13D filed on December 26, 2017 (as amended and supplemented through the date of this Amendment No. 7, the “Schedule 13D”) by (i) Nathan G. Miller, a citizen of the United States of America, and (ii) Peter O’Malley, a citizen of the United States of America, relating to the common stock, par value $0.01 per share (the “DM Common Stock”), of Destination Maternity Corporation, a Delaware corporation (the “Issuer”).
Capitalized terms used but not defined in this Amendment No. 7 shall have the meanings set forth in the Schedule 13D.
Except as specifically amended by this Amendment No. 7, the Schedule 13D is unchanged.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:
On April 24, 2018, Mr. Miller sent a letter to the Board.  The letter is attached hereto as Exhibit D and is incorporated by reference in this Item 4 in its entirety.
Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement by and among the Reporting Persons, dated March 26, 2018*
Exhibit B	Letter, dated March 30, 2018*
Exhibit C	Letter, dated April 16, 2018*
Exhibit D	Letter, dated April 24, 2018

*Previously filed

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 25, 2018

By:	/s/ Nathan G. Miller
Nathan G. Miller

By:	/s/ Peter O’Malley
Peter O’Malley

INDEX TO EXHIBITS

Exhibit	Description
Exhibit A	Joint Filing Agreement by and among the Reporting Persons, dated March 26, 2018*
Exhibit B Exhibit C Exhibit D	Letter, dated March 30, 2018* Letter, dated April 16, 2018* Letter, dated April 24, 2018

*Previously filed